UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated July 30, 2015: Safe Bulkers, Inc. Reports Second Quarter and First Six Months 2015 Results and Declares Quarterly Dividend on Common Stock.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2015

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Second Quarter and First Six Months 2015 Results and Declares Quarterly Dividend on Common Stock

Monaco, Monaco – July 30, 2015 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six month period ended June 30, 2015. The Board of Directors of the Company also declared a quarterly dividend of $0.01 per share of common stock for the second quarter of 2015.

Summary of Second Quarter 2015 Results

•

Net revenue for the second quarter of 2015 decreased by 15% to $31.8 million from $37.2 million during the same period in 2014.

•

Net loss for the second quarter of 2015 was $4.4 million from net income of $2.1 million, during the same period in 2014. Adjusted net loss1 for the second quarter of 2015 was $3.9 million from Adjusted net income of $3.2 million, during the same period in 2014.

•

EBITDA1 for the second quarter of 2015 decreased by 33% to $10.1 million from $15.1 million during the same period in 2014. Adjusted EBITDA1 for the second quarter of 2015 decreased by 34% to $10.7 million from $16.3 million during the same period in 2014.

•

Loss per share1 and Adjusted loss per share4 for the second quarter of 2015 was $0.10 and $0.09 respectively, calculated on a weighted average number of  83,470,867 shares, compared to earnings per share4 (“EPS”) of $0.01 and Adjusted EPS4 $0.02 in the second quarter of 2014, calculated on a weighted average number of 83,444,365 shares.

•

The Board of Directors of the Company declared a dividend of $0.01 per share for the second quarter of 2015.

Summary of Six Months Ended June 30, 2015 Results

•

Net revenues for the six months of 2015 decreased by 19% to $63.9 million from $78.5 million during the same period in 2014.

•

Net loss for the six months of 2015 was $10.5 million from net income of $13.3 million during the same period in 2014. Adjusted net loss1 for the six months of 2015 was $8.4 million from Adjusted net income1 of $11.8 million during the same period in 2014.

•

EBITDA2 for the six months of 2015 decreased by 55% to $17.6 million from $38.9 million during the same period in 2014. Adjusted EBITDA3 for the sixmonths of 2015 decreased by 47% to $19.7million from $37.4 million during the same period in 2014.

•

Loss per share4 and Adjusted loss per share4  for the six months  of 2015 was $0.21 and $0.19 respectively, calculated on a weighted average number of 83,466,487 shares, compared to Earnings per share4 (“EPS”) of $0.13 and Adjusted EPS4 $0.11 in the six months of 2014, calculated on a weighted average number of 83,442,759 shares.

___________________________

1 Adjusted net income/(loss) is a non-GAAP measure. Adjusted net income/(loss) represents Net income/(loss) before gain on asset purchase cancellation, early redelivery cost, loss from inventory valuation, loss on derivatives and (loss)/gain on foreign currency. See Table 1.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain on asset purchase cancellation, early redelivery cost, loss from inventory valuation, loss on derivatives and (loss)/gain on foreign currency. See Table 1.

4 Earnings/(loss) per share and Adjusted earnings/(loss) per share represent Net income/(loss) and Adjusted net income/loss less preferred dividend divided by the weighted average number of shares respectively. See Table 1.

Fleet and Employment Profile

In June 2015, the Company took delivery of Kypros Loyalty (Hull No. 827), a 78,000 dwt, Japanese eco-design newbuild Panamax class vessel. Upon her delivery, the vessel was employed in the spot charter market.

In June 2015, the Company delayed the delivery of a newbuild vessel for 2019.

In July 2015, the Company took delivery of Pedhoulas Cherry (Hull No. 1148), a 82,000 dwt, Chinese eco-design newbuild Kamsarmax class vessel. Upon her delivery, the vessel was employed in the spot charter market.

As of July 27, 2015 the Company’s operational fleet comprised of 36 drybulk vessels with an average age of 5.7 years and an aggregate carrying capacity of 3.3 million dwt. The fleet consists of 14 Panamax class vessels, 8 Kamsarmax class vessels, 11 Post-Panamax class vessels and 3 Capesize class vessels, all built from 2003 onwards.

As of July 27, 2015, the Company had contracted to acquire eight eco-design newbuild vessels, comprised of 2 Japanese Panamax class vessels, 3 Japanese Post-Panamax class vessels, 2 Japanese Kamsarmax class vessels and 1 Chinese Kamsarmax class vessels. Upon delivery of all of our newbuilds, assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will comprise of 44 vessels, 15 of which will be eco-design vessels, having an aggregate carrying capacity of 3.9 million dwt.

Set out below is a table showing the contracted employment of the Company’s vessels as of July 27, 2015:

Vessel Name	DWT	Year Built(1)	Country of construction	Charter Rate (2) USD/day	Charter Duration(3)
Panamax
Maria	76,000	2003	Japan	7,464	Feb 2015 - Aug 2015
Koulitsa	76,900	2003	Japan	13,250	Jun 2014- Aug 2015
Paraskevi	74,300	2003	Japan	7,400	Jul 2015 - May 2016
Vassos	76,000	2004	Japan	7,250	Jul 2015- Aug 2015
Katerina	76,000	2004	Japan	BPI(4) + 6%	Apr 2015 - Apr 2016
Maritsa	76,000	2005	Japan	6,200	May 2015- Oct 2015
Efrossini	75,000	2012	Japan	6,825	May 2015 - Sep 2015
Zoe	75,000	2013	Japan	6,950	Jun 2015 – Oct 2015
Kypros Land	77,100	2014	Japan	9,600	Jun 2015- Sep 2015
Kypros Sea	77,100	2014	Japan	7,500	May 2015- Aug 2015
Kypros Unity	78,000	2014	Japan	6,000	May 2015- Jul 2015
Kypros Bravery	78,000	2015	Japan
Kypros Sky	77,100	2015	Japan	15,400	Apr 2015 - Apr 2025
Kypros Loyalty	78,000	2015	Japan	7,450	Jun 2015- Aug 2015
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan
Pedhoulas Trader	82,300	2006	Japan	BPI(4) + 6.5%	Aug 2013 - Aug 2015
Pedhoulas Leader	82,300	2007	Japan	8,150	Jun 2015- Oct 2015
Pedhoulas Commander	83,700	2008	Japan	8,800	Jun 2015- Aug 2015
Pedhoulas Builder	81,600	2012	China	7,700 8,625	Mar 2015- Aug 2015 Aug 2015 – Mar 2016
Pedhoulas Fighter	81,600	2012	China	7,000	May 2015- Nov 2015
Pedhoulas Farmer	81,600	2012	China	11,000	Sep 2014 - Aug 2015
Pedhoulas Cherry	82,000	2015	China	7,875	Jul 2015 – Oct 2015
Post-Panamax

Stalo	87,000	2006	Japan	9,650	Jun 2015 - Aug 2015
Marina	87,000	2006	Japan
Xenia	87,000	2006	Japan	9,450	Jun 2015- Oct 2015
Sophia	87,000	2007	Japan	10,500	Jun 2015- Aug 2015
Eleni	87,000	2008	Japan	11,200	May 2015 – Aug 2015
Martine	87,000	2009	Japan	BPI(4) + 10%	Apr 2015 - Mar 2016
Andreas K	92,000	2009	South Korea	8,600	Jul 2015- Sep 2015
Panayiota K	92,000	2010	South Korea	10,000	Jun 2015 - Aug 2015
Venus Heritage	95,800	2010	Japan	P1A(5) + 10%	Jun 2015 - Jan 2016
Venus History	95,800	2011	Japan	9,000	Jun 2015 – Aug 2015
Venus Horizon	95,800	2012	Japan	8,900	Jun 2015 – Aug 2015
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 - Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 - Dec 2021
Lake Despina	181,400	2014	Japan	24,376 (6)	Jan 2014 - Jan 2024
Total dwt of existing fleet	3,256,800

1)

For existing vessels the year represents the year built.

2)

Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.

3)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of July 27, 2015, scheduled start dates.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

4)

A period time charter at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium.

5)

A period time charter at a gross daily charter rate linked to the Baltic Panamax Index for transatlantic round voyage (“P1A”) plus a premium.

6)

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

The contracted employment of fleet ownership days as of July 27, 2015 was:

2015 (remaining)	43%
2015 (full year)	74%
2016	13%
2017	10%

Capital expenditure requirements and liquidity

As of June 30, 2015, the Company had agreed to acquire nine newbuild vessels, with one to be delivered in 2015; three to be delivered in 2016, three to be delivered in 2017, one to be delivered in 2018 and one to be delivered in 2019. The remaining capital expenditure requirements to shipyards or sellers for the delivery of these nine newbuilds, before minor adjustments for shipyards’ costs related to such delayed deliveries, amounted to $226.5 million, of which $50.5 million was scheduled to be paid in 2015, $63.3 million in 2016, $67.3 million in 2017,$23.7 million in 2018 and $21.7 million in 2019.

As of June 30, 2015, the Company had liquidity of $355.6 million consisting of $118.1 million in cash, $7.7 million in restricted cash, $57.8 million available under existing revolving credit facilities and $172.0 million under committed loan facilities for nine newbuild vessels.

Dividend Declaration on the Common Stock

The Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.01 per share payable on or about August 28, 2015 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on August 18, 2015.

The Company has 83,475,555 shares of common stock issued and outstanding as of today’s date.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to the Company’s growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in the Company’s existing and future debt instruments and (v) global financial conditions. Accordingly, dividends might be reduced or not be paid in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “In this part of the shipping cycle our capital expenditure requirements are extended through 2019 and are fully covered. We maintain a strong balance sheet and remained focused on lean operations.”

Conference Call

On Friday, July 31, 2015at 10:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until August 7, 2015 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2015 Results

Net loss was $4.4 million for the second quarter of 2015 compared to net income of $2.1 million for the second quarter of 2014, mainly due to the following factors:

Net revenues: Net revenues decreased by 15% to $31.8 million for the second quarter of 2015, compared to $37.2 million for the same period in 2014, mainly due to a decrease in charter rates. The Company operated 34.14 vessels on average during the second quarter of 2015, earning aTCE5 rate of $ 8,615, compared to 31.00 vessels and a TCE rate of $11,642 during the same period in 2014.

Vessel operating expenses: Vessel operating expenses remained stable at $12.6 million for the second quarter of 2015 compared to the same period in 2014, as a result of the net effect of increased crew expenses, mainly due to increased average number of vessels from 31.00 to 34.14 and decreased repairs, maintenance and drydocking costs, mainly due to decreased number of dry dockings from one during the second quarter of 2014 to noneduring the second quarter of 2015.

Depreciation: Depreciation increased to $11.6 million for the second quarter of 2015, compared to $10.8 million for the same period in 2014, as a result of the increase in the average number of vessels operated by the Company during the second quarter of 2015.

Loss from inventory valuation: Loss from inventory valuation amounted to $0.5 million for the second quarter of 2015, compared to zero for the same period in 2014, resulting from the valuation of the bunkers remaining on board our vessels, which was affected by the decline of the bunker market prices during the second quarter of 2015 compared to the same period in 2014.

Loss on derivatives: Loss on derivatives decreased by 82% to $ 0.2 million in the second quarter of 2015, compared to a loss of $1.1 million for the same period in 2014 , as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts is 2.1 years as of June 30, 2015.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Voyage expenses: Voyage expenses increased by 11% to $5.1 million for the second quarter of 2015 compared to $4.6 million for the same period in 2014, mainly due to an increase in the vessels’ repositioning expenses.

Daily vessel operating expenses1: Daily vessel operating expenses decreased by 9% to $4,048 for the second quarter of 2015 compared to $4,455 for the same period in 2014, mainly due to increased average number of operated vessels from 31.00 to 34.14 and consequently increased number of ownership days.

Daily general and administrative expenses6: Daily general and administrative expenses, which include daily fixed and variable management fees payable to our Manager7 and daily costs incurred in relation to our operation as a public company, decreased by 12% to $1,087 for the second quarter of 2015, compared to $1,236 for the same period in 2014. The decrease is mainly attributable to a higher number of ownership days.

_______________________

5Time charter equivalent rates, or TCE rates, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

6See Table 2.

7Safety Management Overseas S.A., referred to in this press release as our “Manager.’’

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME/LOSS (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2014	2015	2014	2015
REVENUES:
Revenues	38,611	33,022	81,417	66,309
Commissions	(1,433)	(1,180)	(2,896)	(2,413)
Net revenues	37,178	31,842	78,521	63,896
EXPENSES:
Voyage expenses	(4,638)	(5,075)	(8,993)	(9,894)
Vessel operating expenses	(12,568)	(12,576)	(25,216)	(26,925)
Depreciation	(10,766)	(11,602)	(21,033)	(22,701)
General and administrative expenses	(3,487)	(3,378)	(6,491)	(6,605)
Early redelivery cost	-	-	(532)	-
Gain on asset purchase cancellation	-	-	3,633	-
Loss from inventory valuation	-	(465)	-	(956)
Operating income/(loss)	5,719	(1,254)	19,889	(3,185)

OTHER (EXPENSE) / INCOME:
Interest expense	(2,228)	(2,429)	(4,393)	(4,575)
Other finance costs	(200)	(155)	(418)	(763)
Interest income	255	23	486	37
Loss on derivatives	(1,097)	(202)	(1,544)	(1,358)
Foreign currency (loss)/gain	(59)	79	(97)	241
Amortization and write-off of deferred finance charges	(318)	(511)	(619)	(893)
Net income/(loss)	2,072	(4,449)	13,304	(10,496)
Less preferred dividend	1,499	3,550	2,299	7,100
Net income/(loss)available to common shareholders	573	(7,999)	11,005	(17,596)
Earnings/(loss) per share	0.01	(0.10)	0.13	(0.21)
Weighted average number of shares	83,444,365	83,470,867	83,442,759	83,466,487

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2014	June 30, 2015
ASSETS
Cash and restricted cash	118,250	121,850
Other current assets	17,642	21,066
Vessels, net	960,423	1,026,221
Advances for vessel acquisition and vessels under construction	74,243	64,082
Restricted cash non-current	4,263	3,954
Other non-current assets	7,508	7,095
Total assets	1,182,329	1,244,268

LIABILITIES AND EQUITY
Current portion of long-term debt	17,121	27,467
Other current liabilities	11,597	9,701
Long-term debt, net of current portion	452,447	525,882
Other non-current liabilities	1,065	1,157
Shareholders’ equity	700,099	680,061
Total liabilities and equity	1,182,329	1,244,268

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2014	2015	2014	2015
Net Income/(loss) - Adjusted Net Income/(loss)
Net Income/(loss)	2,072	(4,449)	13,304	(10,496)
Less Gain on asset purchase cancellation	-	-	(3,633)	-
Less Early redelivery cost	-	-	532	-
Plus Loss on derivatives	1,097	202	1,544	1,358
Plus Loss from inventory valuation	-	465	-	956
Plus Foreign currency loss/(gain)	59	(79)	97	(241)
Adjusted Net Income/(loss)	3,228	(3,861)	11,844	(8,423)

EBITDA - Adjusted EBITDA
Net Income/(loss)	2,072	(4,449)	13,304	(10,496)
Plus Net Interest Expense	1,973	2,406	3,907	4,538
Plus Depreciation	10,766	11,602	21,033	22,701
Plus Amortization	318	511	619	893
EBITDA	15,129	10,070	38,863	17,636
Less Gain on asset purchase cancellation	-	-	(3,633)	-
Less Early redelivery cost	-	-	532	-
Plus Loss on derivatives	1,097	202	1,544	1,358
Plus Loss from inventory valuation	-	465	-	956
Plus Foreign currency loss/(gain)	59	(79)	97	(241)
ADJUSTED EBITDA	16,285	10,658	37,403	19,709

Earnings/(loss) per share
Net Income/(loss)	2,072	(4,449)	13,304	(10,496)
Less preferred dividend	1,499	3,550	2,299	7,100
Net income/(loss) available to common shareholders	573	(7,999)	11,005	(17,596)
Weighted average number of shares	83,444,365	83,470,867	83,442,759	83,466,487
Earnings/(loss) per share	0.01	(0.10)	0.13	(0.21)

Adjusted Earnings/(loss) per share
Adjusted Net Income/(loss)	3,228	(3,861)	11,844	(8,423)
Less preferred dividend	1,499	3,550	2,299	7,100
Adjusted Net income/(loss) available to common shareholders	1,729	(7,411)	9,545	(15,523)
Weighted average number of shares	83,444,365	83,470,867	83,442,759	83,466,487
Adjusted Earnings/(loss) per share	0.02	(0.09)	0.11	(0.19)

EBITDA, Adjusted EBITDA, Adjusted Net Income/(loss), Adjusted Net Income/(loss) available to common shareholders and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP.

Adjusted Net Income/(loss) represents Net income/(loss) before gain on asset purchase cancellation, early redeliverycost, loss from inventory valuation, loss on derivatives and (loss)/gain on foreign currency.

Adjusted Net Income/(loss) available to common shareholders represents Adjusted Net Income/(loss) less preferred dividend.

EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain on asset purchase cancellation, early redelivery cost, loss from inventory valuation, loss on derivatives and (loss)/gainon foreign currency. EBITDA and Adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and Adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and Adjusted EBITDA information. The Company believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of Adjusted EBITDA generally further eliminates the effects from gain on asset purchase cancellation, early redelivery cost, loss from inventory valuation, loss on derivatives and (loss)/gainon foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net Income/(loss), Adjusted Net Income/(loss) available to common shareholders and Adjusted Earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and Adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2014	2015	2014	2015

FLEET DATA
Number of vessels at period’s end	31	35	31	35
Average age of fleet (in years)	5.53	5.83	5.53	5.83
Ownership days (1)	2,821	3,107	5,508	6,052
Available days (2)	2,795	3,107	5,452	5,992
Operating days (3)	2,775	3,092	5,431	5,958
Fleet utilization (4)	98.4%	99.5%	98.6%	98.4%
Average number of vessels in the period (5)	31.00	34.14	30.43	33.44

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$11,642	$ 8,615	$12,753	$ 9,012
Daily vessel operating expenses (7)	$4,455	$ 4,048	$4,578	$ 4,449
Daily general and administrative expenses (8)	$1,236	$1,087	$1,178	$1,091

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available daysrepresent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

(8)

Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series B preferred stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C”, and “SB.PR.D” respectively. The Company’s current fleet consists of 36 drybulk vessels, all built 2003 onwards, and the Company has agreed to acquire eight additional drybulk newbuild vessels to be delivered at various dates through 2019.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com